UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


|_| Form 10-K    |_| Form 20-F     |_| Form 11-K     |X|  Form 10-Q

|_| Form 10-D    |_| Form N-SAR    |_| Form N-CSR

For the period ended  September 25, 2009.

                      |_|    Transition Report on Form 10-K.
                      |_|    Transition Report on Form 20-F.
                      |_|    Transition Report on Form 11-K.
                      |_|    Transition Report on Form 10-Q.
                             For the Transition Period Ended:

           NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                              COMMAND CENTER, INC.
                             Full Name of Registrant

                                    000-53088
                                 SEC File Number

                             3773 West Fifth Avenue
                             Post Falls, Idaho 83854
          (Address of principal executive offices, including zip code.)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

      Due to a reduction in accounting staff, the Registrant: (1) was unable to obtain the information necessary to prepare and complete the Company's unaudited interim financial statements for the period ended September 25, 2009; (2) could not obtain a review of financial statements by the Company's independent registered public accounting firm; and, (3) could not obtain necessary signatures in a timely fashion prior to the due date of the report. As a result, the Company is unable to file its quarterly report on Form 10-Q for the period ended September 25, 2009 within the prescribed time period without unreasonable effort or expense. This Company will not be able to file its Form 10-Q within the 5 calendar day period described in Part II(b) above. Consequently, no check mark is made to such box in Part II. Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

      Ronald L. Junck
      (208) 773-7450

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.
      Yes     |X|     No     |_|


3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      Yes     |_|     No     |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Command Center, Inc. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 6th day of November, 2009.

                                        COMMAND CENTER, INC.
                                        (the Registrant)

                                        BY: Ronald L. Junck
                                            -------------------
                                            Ronald L. Junck
                                            Executive Vice President, Secretary